Mail Stop 3561

      December 16, 2005


Leonard J. Kennedy, Esq.
General Counsel
Sprint Nextel Corporation
2001 Edmund Halley Drive
Reston, Virginia  20191

      Re:	Sprint Nextel Corporation
      Amendment No. 1 to Form S-3
      Filed November 23, 2005
		File No. 333-128940

Dear Mr. Kennedy:

      We have limited our review of your filing to consideration of your use of Form
S-3 regarding the transaction and your disclosure regarding the offer to guarantee and related matters, and we have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to our prior comment two. We also note that the indentures require noteholder approval of the types of changes you propose and, therefore, distinguish the changes from those that may be so immaterial as to require only trustee approval. Please provide further analysis in your response letter as to why the proposed changes to the terms of the indentures, coupled with the noteholder vote, do not constitute the offer of a new security. Specifically address how the proposed amendments could adversely affect current noteholders, and explain why they do not constitute fundamental changes in the nature of the noteholders` investment. Cite relevant authority for your position. In addition, provide your analysis of whether you would have an exemption from registration if the amendments to the indenture constitute an offer of a new security.



The Consent Solicitation, page 24

The Proposed Amendments, page 24
2. We note your response to prior comment seven. Please further clarify how your waiver of the consent requirement for either the 2010 notes or the 2012 notes would affect the issuance of the guarantee.

Material United States Federal Income Tax Consequences, page 30
3. We note your response to our prior comment ten as to why you do believe that a tax opinion is not required under Item 601(b)(8) of Regulation S-K. The analysis of whether a tax opinion is required is not based upon whether the tax consequences would be material in amount to a noteholder, but is based on whether a noteholder would consider the tax consequences to be material in making a decision to consent to the amendments to the indenture or accept the guarantee.
Please provide further analysis of why you should not support your representations as to the tax consequences to note holders with a tax opinion. In the alternative, file a tax opinion and revise your disclosure accordingly.
4. Please provide more details in your response letter as to how
US
Unwired would not be considered a significant subsidiary under Rule
1-02 of Regulation S-X.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Cheryl Grant, Staff Attorney, at 202-551-3359, or
Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

      					Sincerely,



      					Larry Spirgel
      Assistant Director

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Mr. Kennedy
Sprint Nextel Corporation
December 16, 2005
Page 2